November 30, 2005

Stephen Wallace, Esq.
Vice President, General Counsel and Corporate Secretary
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

Re:	Westlake Chemical Corporation
	Amendment No. 1 to Registration Statement on Form S-3
	Filed on November 23, 2005
	File No. 333-124581

Dear Mr. Wallace:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. Please let us know if your plans have changed and you have a present intent to make the first offering of securities promptly.

Registration Statement Cover Page

2. We note your new disclosure at footnote 5 to the calculation of registration fee table. Please confirm that as securities are offered and sold, you will count them against the dollar amount of the securities remaining on this registration statement.

Prospectus Cover Page

3. Please disclose that your affiliates are the selling stockholders.

Private Sales, page 29

4. Please revise to indicate the number of shares which qualify for sale pursuant to Rule 144.

Selling Stockholder, page 27

5. Supplementally advise us whether TTWF LP is a broker-dealer or an affiliate of a broker-dealer.

6. Please describe how TTWF LP acquired the securities.

7. Please revise this section to indicate that the selling stockholders may be underwriters with respect to the shares that they are offering for resale.

Registration Rights Agreement, page 27

8. Please file the registration rights agreement as an exhibit to your revised registration statement.

Item 17. Undertakings

9. Please revise to conform to the new version of the Item 512(a) undertaking.

Exhibit 5.1

10. Please have counsel revise to opine that the warrants will be binding obligations of the company, enforceable against the company in accordance with their terms.

11. Please have counsel revise the first sentence of the last paragraph of the opinion to delete "matters of the contract law".
Counsel must opine on New York law, including New York contract law.

12. Also, please confirm that by the General Corporation Law of the
State of Delaware, you mean all Statutes, Supreme Court and Chancery
Court Decisions and provisions of the Delaware Constitution that affect the interpretation of the General Corporation Law.

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Brigitte Lippmann at (202) 551-3713 or Lesli
Sheppard at (202) 551-3708 with any questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	J. David Kirkland, Jr., Esq.
	Baker Botts L.L.P.
	910 Louisiana Street
	Houston, TX 77002-4995

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Stephen Wallace, Esq.
Westlake Chemical Corporation
November 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE